                                   FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



(MARK ONE:)

[X]  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
      1934


For the fiscal year ended December 31, 1995
                          -----------------

                                       Or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


For the transition period from _________ to __________

                         Commission file number 0-11103
                                                -------

                               CENTOCOR QUALIFIED
                          SAVINGS AND RETIREMENT PLAN

                            (Full title of the Plan)

                                 Centocor, Inc.
                            200 Great Valley Parkway
                               Malvern, PA 19355

                     (Name of issuer of the securities held
                  pursuant to the plan and the address of its
                          principal executive office)

Centocor Qualified Savings and Retirement Plan
- ----------------------------------------------
Index to Financial Statements and Schedules
- -------------------------------------------



Page 3       Independent Auditors' Report

Page 4 Statements of Net Assets Available for Plan Benefits as of December 31, 1995 and 1994

Page 5 Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1995, 1994 and 1993

Pages 6-17   Notes to Financial Statements

Page 18      Item 27a - Schedule of Assets Held For Investment Purposes

Page 19      Item 27d - Schedule of Reportable Transactions

                          Independent Auditors' Report
                          ----------------------------

To the Participants of the Centocor Qualified Savings and Retirement Plan and the 401(k) Administrative Committee of Centocor, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Centocor Qualified Savings and Retirement Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Centocor Qualified Savings and Retirement Plan at December 31, 1995 and 1994 and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG Peat Marwick LLP
Philadelphia, PA

June 7, 1996

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                       December 31,
                                                          -------------------------------------
                                                               1995                    1994
                                                               ----                    ----
Assets:

   Corestates Money Market Funds and Cash                      $66,553                 $53,017

Investments (Note 3):
   Centocor, Inc. Common Stock (Note 9)                      4,684,664               2,166,385
   CoreFund Treasury Reserve Series A                          974,245                 862,782
   CoreFund Intermediate Bond Fund Series A                  1,126,224               1,073,447
   CoreFund Equity Index Fund Series A                       4,975,540               3,410,761
   CoreFund International Growth Fund Series A                 381,655                  17,249
   CoreFund Growth Equity Fund Series A                      1,285,902                 477,207
                                                         --------------           -------------
                                                            13,428,230               8,007,831

Interest and dividends receivable                               45,609                  29,304

Other assets:
   Employer's contribution receivable (Note 2)                 511,273                 549,798
   Employee contribution receivable                                  -                  42,392
   Loans receivable from participants                          119,756                 169,357
                                                         --------------           -------------
                                                               631,029                 761,547
                                                         --------------           -------------

   Total assets                                            $14,171,421              $8,851,699
                                                         ==============           =============

Liabilities:
   Other liabilities                                                 -                   5,443
                                                         --------------           -------------

Net assets available for Plan Benefits (Notes 2 and 9)     $14,171,421              $8,846,256
                                                         ==============           =============

See accompanying Notes to Financial Statements.

             CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                      Years ended December 31,
                                                        ----------------------------------------------------
                                                            1995                1994                1993
                                                            ----                ----                ----
Additions:
  Interest and other income                                 $424,163            $196,962             $53,700
  Realized gains on sale of investments (Note 3)              57,260             173,613             161,356
  Unrealized appreciation (depreciation)
   of investments (Notes 3 and 9)                          3,485,055             326,454            (600,656)

  Contributions (Note 2):
        Employee                                           1,465,024           1,340,188           1,664,213
        Employer                                             511,274             549,798             378,987
        Other expense                                        (22,338)            (40,746)                  -
                                                       -------------       -------------       -------------

          Total additions                                  5,920,438           2,546,269           1,657,600

Deductions (Note 2):
        Benefits paid                                       (637,320)         (1,325,833)         (3,229,524)
        Transfers to related party (Note 6)                        -                   -             (46,488)
        Loan repayments (advances)                            43,352             (80,319)            (50,280)
        Administrative expenses                               (1,305)             (1,963)             (2,632)
                                                       -------------       -------------       -------------
                                                            (595,273)         (1,408,115)         (3,328,924)


          Net increase (decrease)                          5,325,165           1,138,154          (1,671,324)

Net assets available for Plan Benefits:
        Beginning of year                                  8,846,256           7,708,102           9,379,426
                                                       -------------       -------------       -------------
        End of year                                      $14,171,421          $8,846,256          $7,708,102
                                                       =============       =============       =============


See accompanying Notes to Financial Statements.

          CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                  NOTES TO FINANCIAL STATEMENTS


Note 1    Summary of Significant Accounting Policies

          Basis of Accounting
          -------------------

          The accompanying financial statements have been prepared on the accrual basis of accounting.

          Investments
          -----------

          Shares of common trust funds administered by CoreStates Bank, N.A. are stated at fair value based on the market value of the underlying securities. Centocor, Inc. (the "Company") common shares are carried at market value which is determined by quoted market prices.

          Accounting Estimates
          --------------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from estimates recorded.

          Basis of Security Transactions
          ------------------------------

          Security transactions are accounted for on the trade date.

Note 2    Description of Plan

          The following description of Centocor Qualified Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

          General
          -------

          Effective January 1, 1985, the Company established the Plan, a defined contribution savings plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Substantially all U.S. employees of the Company, or any of its

          CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS


          subsidiaries or affiliates, are eligible to participate in the Plan. Employees may participate as of the first entry date following the date of his/her employment. The entry dates are January 1, April 1, July 1 and October 1 ("Entry Date") of each calendar year. Substantially all of the legal, accounting and administrative expenses associated with Plan operations are currently paid by the Company.

          Contributions
          -------------

          Eligible employees may make voluntary tax-deferred contributions of 1 to 15 percent of their eligible cash compensation up to certain annual limits as prescribed by the U.S. Internal Revenue Code. Maximum annual contributions may be limited at the discretion of the Company.

          Employee contributions are invested as directed by the employee in any of the six investment programs available under an investment contract with the Trustee (see Note 3). Company contributions are made principally in the Company's Common Stock.

          The Company may elect, but is not required, to make contributions to the Plan for the benefit of the participating employees. To date, contributions have been made as a percentage of the participants' contributions for the year, as determined by the Company's Board of Directors. In 1995 and 1994, the Company elected to contribute an amount equal to 40 percent of the contributions of each employee earning less than $70,000 per year and 30 percent of the contributions of each employee earning $70,000 or more per year. However, in 1993, the Company elected to contribute an amount equal to 40 percent of the contributions of each employee earning less than $65,000 per year and 30 percent of the contributions of each employee earning $65,000 or more per year. The Company's contribution is based upon annual employee contributions up to a level of 6 percent of their cash compensation. Additionally, in 1995 and 1994, the Company committed to make a contribution equal to 1% of each employee's compensation. At December 31, 1995, 22,712 shares of the Company's Common Stock with a fair value of $20.6844 per share determined by the average trade price for the last twenty days in December and $41,476 in cash was due to the Plan from the Company for its 1995 contribution.

          Participants' accounts
          ----------------------

          Separate accounts are maintained by the Trustee for each participant. Each participant's account reflects the participant's contribution, the Company's contribution, interest,

          CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS

          dividends, other income, and gains or losses earned by each of the investment programs. Investment income is reinvested in the same programs.

          Participants may transfer all or a portion of their accounts among the six investment programs available under the Plan. The transfer would take effect on the Entry Date following the participant's written notice of the change.

          Vesting
          -------

          Employee contributions are fully (100 percent) vested and non-forfeitable. Employer matching contributions are fully vested upon death, total and permanent disability, or attainment of age 65; otherwise, employer contributions are subject to vesting percentages based on years of service, as defined by the Plan documents. Employee non-vested forfeitures are used by the Company to offset employer matching contributions. The employer contributions vesting percentages are as follows:

               Less than one year of service   0%
               One year of service            20%
               Two years of service           40%
               Three years of service         60%
               Four years of service          80%
               Five or more years of service 100%

          Payment of benefits
          -------------------

          Benefits from the participants' vested accounts are normally payable to Plan participants upon retirement, death, termination of Company employment or total and permanent disability. Included in plan equity are benefits payable at December 31, 1995 and 1994 of $354,293 and $128,304, respectively, representing amounts due to former employees.

          A participant, while still an employee, may generally withdraw all or a portion of his vested, non-forfeitable tax-deferred contribution account if such amount is needed to defray the cost of a medical emergency, enable the participant to acquire or improve his principal residence, or assist the participant in preventing eviction or foreclosure proceedings. Such a withdrawal must first be taken as a loan as noted below. Any additional funds required will be distributed as a hardship withdrawal subject to income tax and penalties. Such loan and withdrawal shall not exceed the amount required to

          CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS

          meet the immediate financial need created by the hardship and shall not be reasonably available from other sources of the participant.

          Loan provisions
          ---------------

          Participants may borrow up to 50 percent of their vested account balance not to exceed $50,000 and may take only one loan per year. All such loans bear interest at prevailing market rates.

Note 3    Investments
          -----------

          The number of employees participating in the investment programs at December 31, 1995 was as follows:

          Centocor, Inc. Common Stock                    390
          CoreFund Treasury Reserve Series A             170
          CoreFund Intermediate Bond Fund Series A       203
          CoreFund Equity Index Fund Series A            351
          CoreFund International Growth Fund Series A    120
          CoreFund Growth Equity Fund Series A           266

          The Centocor Common Stock program consists primarily of shares of Centocor, Inc. Common Stock, with a portion of funds invested in a government money market fund pending purchase of the Company's Common Stock to provide liquidity. The CoreFund Treasury Reserve Series A invests in U.S. Treasury Bills with maturities of one-year or less, with a portion invested in the money market fund noted above. The CoreFund Intermediate Bond Fund Series A invests in U.S. government and government agencies securities and securities guaranteed by the U.S. government as well as unsecured debt instruments of corporations, all with various maturities up to ten years. Part of this fund may also be invested in the money market fund noted above. The CoreFund Equity Index Fund Series A invests in equity securities of corporations, with a portion in the money market fund noted above. The CoreFund International Growth Fund Series A invests in equity securities of corporations outside the United States. The CoreFund Growth Equity Fund Series A invests in equity securities of corporations, with a portion in the money market fund noted above.

          Custody of the Plan's investments is maintained by the Trustee, CoreStates Bank, N.A. Plan investments at December 31, 1995 and 1994 were as follows (see also Note 9):

          CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS


Name of Issuer
and Title of Issue                     Number of Shares     Cost     Fair Value
- ------------------                     ----------------     ----     ----------

At December 31, 1995
- --------------------

Centocor, Inc. Common Stock                 151,730      $2,282,264  $ 4,684,664
CoreFund Treasury Reserve Series A          974,245         974,245      974,245
CoreFund Intermediate Bond Fund Series A    112,961       1,122,518    1,126,224
CoreFund Equity Index Fund Series A         190,488       4,065,866    4,975,540
CoreFund International Growth Fund Series A  29,335         352,085      381,655
CoreFund Growth Equity Fund Series A        103,953       1,086,619    1,285,902
                                                                     -----------
                                                                     $13,428,230
                                                                     ===========

Name of Issuer
and Title of Issue                     Number of Shares     Cost     Fair Value
- ------------------                     ----------------     ----     ----------

At December 31, 1994
- --------------------

Centocor, Inc. Common Stock                 133,316      $1,934,758  $ 2,166,385
CoreFund Treasury Reserve Series A          862,782         862,782      862,782
CoreFund Intermediate Bond Fund Series A    113,114       1,129,591    1,073,447
CoreFund Equity Index Fund Series A         169,605       3,511,987    3,410,761
CoreFund International Growth Fund Series A   1,430          18,796       17,249
CoreFund Growth Equity Fund Series A         50,338         490,337      477,207
                                                                     -----------
                                                                     $ 8,007,831
                                                                     ===========


Net realized gains of $57,260 in 1995 resulted principally from sales in the CoreFund Equity Index Fund and shares of the Company's Common Stock.

Net realized gains of $173,613 in 1994 resulted principally from sales in the CoreFund Equity Index Fund offset by realized losses from sales in the CoreFund Intermediate Bond Fund.

Net realized gains of $161,356 in 1993 resulted principally from sales in the CoreFund Equity Index Fund offset by realized losses from the sale of shares of the Company's Common Stock.

          CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS


          The net unrealized appreciation (depreciation) on investments as of and for the years ended December 31, 1995, 1994 and 1993 was as follows (see Note 9):

                                                           CoreFund     CoreFund       CoreFund       CoreFund
                                                       Intermediate       Equity  International  Growth Equity
                                          Centocor, Inc.  Bond Fund   Index Fund           Fund           Fund
                                            Common Stock   Series A     Series A       Series A       Series A            Total
                                         ---------------  ---------  -----------    -----------  -------------   --------------

          Balance at December 31, 1992        $ (259,103)  $ 41,450   $  551,435        $     -        $      -      $  333,782
          Depreciation                          (176,269)   (37,795)    (386,592)             -               -        (600,656)
                                              ----------   --------   ----------        -------        --------      ----------
          Balance at December 31, 1993          (435,372)     3,655      164,843              -               -        (266,874)
          Appreciation (depreciation)            666,999    (59,799)    (266,069)        (1,547)        (13,130)        326,454
                                              ----------   --------   ----------        -------        --------      ----------
          Balance at December 31, 1994           231,627    (56,144)    (101,226)        (1,547)        (13,130)         59,580
          Appreciation                         2,170,773     59,851    1,010,900         31,117         212,414       3,485,055
                                              ----------   --------   ----------        -------        --------      ----------
          Balance at December 31, 1995        $2,402,400   $  3,707   $  909,674        $29,570        $199,284      $3,544,635
                                              ==========   ========   ==========        =======        ========      ==========

Note 4    Federal Income Taxes
          --------------------

          The Internal Revenue Service has made a determination that the Plan has complied with the requirements of ERISA and therefore is qualified under provisions of Section 401(a) of the Internal Revenue Code and is exempt from Federal income tax.

          A participant must pay Federal regular income tax plus a 10 percent Federal excise tax for withdrawal of any portion of his accumulated pre-tax account balance, including the vested portion of the Company's contributions or earnings prior to retirement, disability, or attaining age 59-1/2 and not meeting the requirements of a loan.

Note 5    Plan Termination
          ----------------

          Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 6    Related Party
          -------------

          Transfers payable to related parties in 1993 represent net assets available for Plan Benefits of participants who had formerly worked for the Company and are now employed by an unconsolidated entity. The companies share a common member of the Board of Directors. Effective December 31, 1994, the Plan no longer has any current or future liabilities to related parties.

          CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS



Note 7    Form 5500
          ---------

          The Plan had not yet prepared its Form 5500 as of the date of the audit report. The Plan has until September 15, 1996 to file the Form 5500.

Note 8    Plan Amendments/Changes
          -----------------------

          During 1994, the plan added two new investment options. These investment are known as the CoreFund Growth Equity Fund Series A and the CoreFund International Growth Fund Series A. The object of the CoreFund Growth Equity Fund Series A is to seek capital growth by investing primarily in equity securities with potential for growth of earnings over time while the CoreFund International Growth Fund Series A seeks long-term capital appreciation by investing primarily in equity securities of companies located outside the United States. These two funds were added to further diversity the investment vehicles offered by the Plan.

Note 9    Subsequent Events
          -----------------

          Market Value of Investments
          ---------------------------

          The market value per share of the Company's Common Stock at June 7, 1996 was $34.00 as compared to $30.87 at December 31, 1995.

          Plan Amendments/Changes
          -----------------------

          During 1996, the plan added one new investment option. This investment option is known as the Twentieth Century Vista Fund. The object of the Twentieth Century Vista Fund is to seek capital growth over time by investing in common stocks considered to have better-than-average prospects for appreciation. This fund was added to further diversify the investment vehicles offered by the Plan.

                             CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                                      NOTES TO FINANCIAL STATEMENTS


Note 10 Allocation of Plan Assets and Liabilities to Investment Programs
        ----------------------------------------------------------------

                                                                     December 31, 1995
                          ----------------------------------------------------------------------------------------------------------
                                                                      COREFUND        COREFUND
                              COREFUND                      INTERMEDIATE     EQUITY    INTER-     COREFUND    COREFUND
                              TREASURY    CENTOCOR              BOND         INDEX    NATIONAL     GROWTH   CONTRIBUTION
                              RESERVE      COMMON     LOAN      FUND          FUND     GROWTH      EQUITY  /DISTRIBUTION
   ASSETS                     SERIES A     STOCK      FUND    SERIES A      SERIES A  SERIES A    SERIES A    ACCOUNT       TOTAL
   ------                 ----------------------------------------------------------------------------------------------------------

CORESTATES MONEY MARKET
 FUNDS AND CASH                 $7,455     $11,187   $11,712      $3,839     $16,093    $2,792     $10,577        $2,898     $66,553

CENTOCOR INC. COMMON STOCK           -   4,669,226         -           -           -         -           -        15,438   4,684,664
COREFUND TREASURY RESERVE
 SERIES A                      974,245           -         -           -           -         -           -                   974,245
COREFUND INTERMEDIATE BOND
 FUND SERIES A                       -           -         -   1,126,224           -         -           -             -   1,126,224
COREFUND EQUITY INDEX FUND
 SERIES A                            -           -         -           -   4,975,540         -           -             -   4,975,540
COREFUND INTERNATIONAL GROWTH
 FUND SERIES A                       -           -         -           -           -   381,655           -             -     381,655
COREFUND GROWTH EQUITY FUND
 SERIES A                            -           -         -           -           -         -   1,285,902             -   1,285,902
INTEREST AND DIVIDENDS
 RECEIVABLE                          -           -         -      10,759      24,839     8,337       1,674             -     45,609
EMPLOYER'S CONTRIBUTION
 RECEIVABLE                      1,484     469,797         -       5,383      13,140     4,173      17,296             -    511,273
LOANS RECEIVABLE FROM
 PARTICIPANTS                        -           -   119,756           -           -         -           -             -    119,756
                          ----------------------------------------------------------------------------------------------------------

  TOTAL ASSETS                $983,184  $5,150,210  $131,468  $1,146,205  $5,029,612  $396,957  $1,315,449       $18,336 $14,171,421
                          ==========================================================================================================

   LIABILITIES AND
   ---------------
    PLAN EQUITY
    -----------

NET INTERFUND INVESTMENT
 REDIRECTION                    $9,273   ($514,238)        -   ($111,030)    $93,967   $83,281    $438,747             -           -
                          ----------------------------------------------------------------------------------------------------------

PLAN EQUITY                    973,911   5,664,448   131,468   1,257,235   4,935,645   313,676     876,702        18,336  14,171,421
                          ----------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES AND
   PLAN EQUITY                $983,184  $5,150,210  $131,468  $1,146,205  $5,029,612  $396,957  $1,315,449       $18,336 $14,171,421
                          ==========================================================================================================

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS


Note 10 Allocation of Plan Assets and Liabilities to Investment Programs
        ----------------------------------------------------------------

                                                                     December 31, 1994
                          ----------------------------------------------------------------------------------------------------------
                                                                   COREFUND            COREFUND
                              COREFUND                        INTERMEDIATE   EQUITY     INTER-    COREFUND     COREFUND
                              TREASURY    CENTOCOR                BOND       INDEX     NATIONAL    GROWTH    CONTRIBUTION
                              RESERVE      COMMON      LOAN       FUND        FUND      GROWTH     EQUITY   /DISTRIBUTION
   ASSETS                     SERIES A     STOCK       FUND     SERIES A    SERIES A   SERIES A   SERIES A     ACCOUNT      TOTAL
   ------                 ----------------------------------------------------------------------------------------------------------

CORESTATES MONEY
MARKET FUNDS
AND CASH                        $3,672        $203    $3,494        $144          $11       $20                  $45,474     $53,017

CENTOCOR INC. COMMON STOCK           -   2,160,600         -           -            -         -         -          5,785   2,166,385
COREFUND TREASURY RESERVE
 SERIES A                      862,782           -         -           -            -                                        862,782
COREFUND INTERMEDIATE BOND
FUND SERIES A                        -           -         -   1,073,447            -         -         -              -   1,073,447
COREFUND EQUITY INDEX FUND
 SERIES A                            -           -         -           -    3,410,761         -         -              -   3,410,761
COREFUND INTERNATIONAL
 GROWTH FUND SERIES A                -           -         -           -            -    17,249         -              -      17,249
COREFUND GROWTH EQUITY
 FUND SERIES A                       -           -         -                        -         -   477,207              -     477,207

INTEREST AND DIVIDENDS
 RECEIVABLE                          -           -         -       5,720       22,524        58     1,002              -      29,304
EMPLOYER'S CONTRIBUTION
 RECEIVABLE                      4,503     511,668         -       5,144        7,773    10,032    10,678              -     549,798
EMPLOYEE CONTRIBUTION
 RECEIVABLE                      4,170       4,295         -       4,480       15,734     2,509    11,204              -      42,392
LOANS RECEIVABLE FROM
 PARTICIPANTS                        -           -   169,357           -            -         -         -                    169,357
                           ---------------------------------------------------------------------------------------------------------

   TOTAL ASSETS               $875,127  $2,676,766  $172,851  $1,088,935   $3,456,802   $29,868  $500,091        $51,259  $8,851,699
                           =========================================================================================================

   LIABILITIES AND PLAN
   --------------------
    EQUITY
    ------
OTHER LIABILITIES                    -           -   $5,443            -            -         -         -              -      $5,443
NET INTERFUND INVESTMENT
 REDIRECTION                    14,549     116,201   55,802       53,999       39,731 ($181,895) ($98,387)             -           -
                           ---------------------------------------------------------------------------------------------------------

PLAN EQUITY                    860,578   2,560,565  111,606    1,034,936    3,417,071   211,763   598,478         51,259   8,846,256
                           ---------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES AND
   PLAN EQUITY                $875,127  $2,676,766 $172,851   $1,088,935   $3,456,802   $29,868  $500,091        $51,259  $8,851,699
                           =========================================================================================================

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS




Note 11  Allocation of Plan Income and Changes in Plan Equity to Investment Programs
         ---------------------------------------------------------------------------

                                                                  Year ended December 31, 1995
                          ----------------------------------------------------------------------------------------------------------
                                                                     COREFUND          COREFUND
                              COREFUND                        INTERMEDIATE   EQUITY     INTER-    COREFUND
                              TREASURY    CENTOCOR                BOND       INDEX     NATIONAL    GROWTH      COREFUND
                              RESERVE      COMMON      LOAN       FUND        FUND      GROWTH     EQUITY    CONTRIBUTION/
                              SERIES A     STOCK       FUND     SERIES A    SERIES A   SERIES A   SERIES A  DISTRIBUTION   TOTAL
                          ----------------------------------------------------------------------------------------------------------

INTEREST & OTHER INCOME        $49,704        $450   $14,275     $70,944    $236,371    $10,192    $41,541        $686     $424,163

REALIZED GAINS (LOSSES)
 ON SALE OF INVESTMENTS              -      17,292         -      (6,292)     37,093        423      8,744           -       57,260

UNREALIZED APPRECIATION
 (DEPRECIATION) OF
 INVESTMENTS                         -   2,170,773         -      59,851   1,010,900     31,117    212,414           -    3,485,055

CONTRIBUTIONS:
 EMPLOYEE                      127,589     200,024         -     138,142     510,484    118,835    369,950           -    1,465,024
 EMPLOYER                        1,485     469,797         -       5,383      13,140      4,173     17,296           -      511,274
 OTHER INCOME (EXPENSE)              -      12,941         -           -           -          -          -     (35,279)     (22,338)

DEDUCTIONS:
 BENEFITS PAID                 (38,599)   (169,136)    9,660     (65,418)   (295,346)    (3,044)   (71,211)     (4,226)    (637,320)
 LOAN REPAYMENTS/
  (ADVANCES)                         -           -    43,352           -           -          -          -           -       43,352
 ADMINISTRATIVE
  EXPENSES                           -           -    (1,305)          -           -          -          -           -       (1,305)
 NET INTERFUND
  INVESTMENT
  REDIRECTION                  (26,846)    401,742   (46,120)     19,689       5,932    (59,783)  (300,510)      5,896            -
                          ----------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE)        113,333   3,103,883    19,862     222,299   1,518,574    101,913    278,224      (32,923)  5,325,165
                          ----------------------------------------------------------------------------------------------------------
PLAN EQUITY AT
 BEGINNING OF PERIOD           860,578   2,560,565   111,606   1,034,936   3,417,071    211,763    598,478       51,259   8,846,256
                          ----------------------------------------------------------------------------------------------------------
PLAN EQUITY AT
 END OF PERIOD                $973,911  $5,664,448  $131,468  $1,257,235  $4,935,645   $313,676   $876,702      $18,336  $14,171,421
                          ==========================================================================================================

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS


Note 11  Allocation of Plan Income and Changes in Plan Equity to Investment Programs
         ---------------------------------------------------------------------------


                                                                   Year ended December 31, 1994
                          ----------------------------------------------------------------------------------------------------------
                                                                     COREFUND          COREFUND
                              COREFUND                        INTERMEDIATE   EQUITY     INTER-    COREFUND
                              TREASURY    CENTOCOR                BOND       INDEX     NATIONAL    GROWTH      COREFUND
                              RESERVE      COMMON      LOAN       FUND        FUND      GROWTH     EQUITY    CONTRIBUTION/
                              SERIES A     STOCK       FUND     SERIES A    SERIES A   SERIES A   SERIES A   DISTRIBUTION   TOTAL
                          ----------------------------------------------------------------------------------------------------------

INTEREST & OTHER INCOME        $32,944        $239   $10,209     $57,853     $91,613       $927    $2,227          $950    $196,962

REALIZED GAINS (LOSSES)
 ON SALE OF INVESTMENTS              -      (2,179)        -     (10,571)    188,011         (6)   (1,642)            -     173,613

UNREALIZED APPRECIATION
 (DEPRECIATION) OF
 INVESTMENTS                         -     666,999         -     (59,799)   (266,069)    (1,547)  (13,130)            -     326,454

CONTRIBUTIONS:
 EMPLOYEE                      105,291     187,101         -     150,442     436,173     19,772   441,409             -   1,340,188
 EMPLOYER                        4,503     511,668         -       5,144       7,773     10,032    10,678             -     549,798
 OTHER INCOME (EXPENSE)              -     (83,794)        -           -           -          -         -        43,048     (40,746)

DEDUCTIONS:
 BENEFITS PAID                (219,865)   (128,790)  (23,213)   (250,918)   (698,638)         -   (11,670)        7,261  (1,325,833)
 LOAN REPAYMENTS/(ADVANCES)          -           -   (80,319)          -           -          -         -             -     (80,319)
 ADMINISTRATIVE EXPENSES             -           -    (1,963)          -           -          -         -             -      (1,963)
 NET INTERFUND INVESTMENT
  REDIRECTION                   32,333    (226,611)   92,165    (183,455)    (67,623)   182,585   170,606             -           -
                          ----------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE)        (44,794)    924,633    (3,121)   (291,304)   (308,760)   211,763   598,478        51,259   1,138,154

PLAN EQUITY AT
 BEGINNING OF PERIOD           905,372   1,635,932   114,727   1,326,240   3,725,831          -         -             -   7,708,102
                          ----------------------------------------------------------------------------------------------------------
PLAN EQUITY AT
 END OF PERIOD                $860,578  $2,560,565  $111,606  $1,034,936  $3,417,071   $211,763  $598,478       $51,259  $8,846,256
                          ==========================================================================================================

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS


Note 11  Allocation of Plan Income and Changes in Plan Equity to Investment Programs
         ---------------------------------------------------------------------------

                                                                        Year ended December 31, 1993
                                     -----------------------------------------------------------------------------------------------
                                                                                                COREFUND
                                        COREFUND                                     INTERMEDIATE        EQUITY
                                        TREASURY        CENTOCOR                         BOND             INDEX
                                        RESERVE          COMMON          LOAN            FUND             FUND
                                        SERIES A         STOCK           FUND          SERIES A         SERIES A          TOTAL
                                     -----------------------------------------------------------------------------------------------


INTEREST & OTHER INCOME                   $18,358          $1,149        $8,694            $4,595          $20,904         $53,700

REALIZED GAINS (LOSSES) ON SALE OF
 INVESTMENTS                                    -        (494,116)            -            54,785          600,687         161,356


UNREALIZED APPRECIATION
 (DEPRECIATION) OF
 INVESTMENTS                                    -        (176,269)            -           (37,795)        (386,592)       (600,656)

CONTRIBUTIONS:
 EMPLOYEE                                 244,252         211,176             -           377,869          830,916       1,664,213
 EMPLOYER                                   6,615         340,960             -             8,045           23,367         378,987
                                                -               -             -                 -                -               -

DEDUCTIONS:
 BENEFITS PAID                           (609,587)       (421,577)            -          (742,704)      (1,455,656)     (3,229,524)
 TRANSFERS TO RELATED PARTY               (17,629)         17,128             -                 -          (45,987)        (46,488)
 LOAN ADVANCES                                  -               -       (50,280)                -                -         (50,280)
 ADMINISTRATIVE EXPENSES                        -               -        (2,632)                -                -          (2,632)
 NET  INTERFUND INVESTMENT
  REDIRECTION                            (199,790)       (424,153)        3,771            13,137          607,035               -
                                     -----------------------------------------------------------------------------------------------

NET INCREASE (DECREASE)                  (557,781)       (945,702)      (40,447)         (322,068)         194,674      (1,671,324)

PLAN EQUITY AT
 BEGINNING OF PERIOD                    1,463,153       2,581,634       155,174         1,648,308        3,531,157       9,379,426
                                     -----------------------------------------------------------------------------------------------

PLAN EQUITY AT
 END OF PERIOD                           $905,372      $1,635,932      $114,727        $1,326,240       $3,725,831      $7,708,102
                                     ===============================================================================================


                                       CENTOCOR
                        QUALIFIED SAVINGS AND RETIREMENT PLAN
              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             YEAR ENDED DECEMBER 31, 1995


Description of Assets:                Number of Shares                 Cost               Market
- ---------------------                 ----------------                 ----               ------
Centocor Common Stock                          151,730             $2,282,264           $4,684,664

CoreFund Treasury
  Reserve Series A                             974,245                974,245              974,245

CoreFund Intermediate
  Bond Fund Series A                           112,961              1,122,518            1,126,224

CoreFund Equity Index
  Fund Series  A                               190,488              4,065,866            4,975,540

CoreFund International
  Growth Fund Series A                          29,335                352,085              381,655

CoreFund Growth
  Equity Fund Series A                         103,953              1,086,619            1,285,902



                                      Number of Participants           Cost               Market
                                      ----------------------           ----               ------
Loans from participants                             36               $119,756             $119,756


                                   CENTOCOR
                     QUALIFIED SAVINGS AND RETIREMENT PLAN
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                         YEAR ENDED DECEMBER 31, 1995

                                          Purchases                                     Sales
                                 -------------------------       ---------------------------------------------------
                                   Shares or                      Shares or                                Net
Description of Assets              Par Value         Cost         Par Value       Proceeds    Cost     Gain / (Loss)
- ---------------------              ---------         ----         ---------       --------    ----     -------------

Centocor Common Stock                  9,461     $136,168            18,167       $289,969   $272,677       $17,292

CoreFund Treasury
     Reserve Series A                226,552      226,552           115,090        115,090    115,090        -

CoreFund Intermediate
     Bond Fund Series A               30,279      295,859            30,431        296,641    302,933        (6,292)

CoreFund Equity Index
     Fund Series  A                   38,384      918,471            17,501        401,685    364,592        37,093

CoreFund International
     Growth Fund Series A             28,503      340,349               598          7,483      7,060           423

CoreFund Growth
     Equity Fund Series A             61,321      673,403             7,706         85,866     77,122         8,744

CoreFund Liquidity Fund            1,258,000    1,258,000         1,250,345      1,250,345  1,250,345        -


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.



                                        CENTOCOR QUALIFIED SAVINGS
                                        AND RETIREMENT PLAN



June 7, 1996                            By:/s/ David P. Holveck
                                           -------------------
                                           David P. Holveck
                                           President and Chief Executive Officer